Exhibit 99.1

FERRARI APPOINTS BENEDETTO VIGNA AS CHIEF EXECUTIVE OFFICER

Maranello (Italy), 9 June 2021 - Ferrari N.V. (“Ferrari” or the “Company”) announces the appointment of Benedetto Vigna as its Chief Executive Officer.

Mr. Vigna will join Ferrari on 1 September from STMicroelectronics (“ST”), where he is currently President of its Analog, MEMS (Micro-electromechanical Systems) and Sensors Group, ST’s largest and most profitable operating business in 2020. He is also a Member of the ST Group’s Executive Committee.

Commenting on the appointment, John Elkann, Chairman of Ferrari said: “We’re delighted to welcome Benedetto Vigna as our new Ferrari CEO. His deep understanding of the technologies driving much of the change in our industry, and his proven innovation, business-building and leadership skills, will further strengthen Ferrari and its unique story of passion and performance, in the exciting era ahead.”

An Italian national with extensive international experience working with some of the world’s leading technology companies, Mr. Vigna, 52, graduated cum laude in physics from the University of Pisa. He joined ST in 1995, founded the company’s MEMS activities and went on to establish ST’s market leadership in motion-activated user interfaces. His responsibilities were expanded to include connectivity, imaging and power solutions and he piloted a series of successful moves into new business areas, with a particular focus on the industrial and automotive market segments.

Benedetto Vigna commented: “It’s a special honour to be joining Ferrari as its CEO and I do so with an equal sense of excitement and responsibility. Excitement at the great opportunities that are there to be captured. And with a profound sense of responsibility towards the extraordinary achievements and capabilities of the men and women of Ferrari, to all the company’s stakeholders and to everyone around the world for whom Ferrari is such a unique passion.”

In his role as CEO Mr. Vigna’s priority will be to ensure that Ferrari continues to build on its leadership position as the creator of the world’s most beautiful and technically advanced cars. His unique knowledge gained over 26 years working at the heart of the semiconductor industry that is rapidly transforming the automotive sector, will accelerate Ferrari’s ability to pioneer the application of next generation technologies.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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